

April 17, 2015

Mr. Arun Nayar
Executive Vice President and Chief Financial Officer
Tyco International plc
Unit 1202 Building 1000 City Gate
Mahon, Cork Ireland

      Re: **Tyco International plc**
              Form 10-K for the Fiscal Year Ended September 26, 2014
              Filed November 14, 2014
              Form 10-Q for the Fiscal Quarter Ended December 26, 2014
              Filed January 30, 2015
              Response Dated March 24, 2015
              File No. 001-13836

Dear Mr. Nayar:

We have reviewed your March 24, 2015 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2015 letter.

Form 10-K for the Fiscal Year Ended September 26, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.   Please tell us and disclose the significant components of cost of product sales, cost of services, and selling, general and administrative expenses. In this regard, we note certain components of your selling, general and administrative expenses as disclosed in the notes to the financial statements and your proxy statement.

Form 10-Q for the Fiscal Quarter Ended December 26, 2014

Liquidity and Capital Resources, page 46

2.   We note your response to comment 1. Per your statement your "asbestos liabilities are expected to ultimately be settled in cash." Accordingly, please discuss the liquidity impact of such cash settlements in future filings. In this regard, we note that your expected cash outlay for asbestos claims settlements during FY 2015 appears to be significant in relation to your cash balance and your cash flows from operating activities.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202)-551-3365, Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Carlos Pacho
                                        Senior Assistant Chief Accountant

cc: Judith Reinsdorf – General Counsel